First Half 2009 Results

Investor Memo

27 August 2009

PT Indosat Tbk

IDX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

(As at 30 June 2009)

Rp27.03 trillion

Issued shares

5,433,933,500

Share Price (IIT)

(As at 30 June 2009) US$24.44

Hi/Lo (6 mo) US$26.65/US$16.74

Share Price (ISAT)

(As at 30 June 2009) Rp4,975.-

Hi/Lo (6 mo) Rp5,950/Rp4,200

Shareholder Structure

(As at 30 June 2009)

ICLS                                      65.00%

Republic of Indonesia            14.29%

Free Float                              20.71%

IDR  to  USD Conversion

1 USD = Rp10,225 (30 June 2009)

Corporate and Bond Ratings

Moodys: Stable Outlook

: Ba1/Local Currency Rating

: Ba2/Foreign Currency Rating

S&P

: Stable Outlook

: BB/LT Foreign Issuer Credit

: BB/LT Local Issuer Credit

Fitch

: Stable Outlook

: BB+/Foreign Currency LT Debt

: BBB-/Local Currency LT Debt

Pefindo: idAA+/LT Local Currency Debt

               idAA(sy)+/LT Local Sukuk Ijarah

Investor Relations

PT Indosat Tbk - Indonesia

Ph: +62 21 3869615/300030001

Fax: +62 21 3804045

E-mail : investor@indosat.com

http://www.indosat.com

Financial Summary as at 30 June 2009 (in Rp billion, except EPS)

	H108	H109	Change (%)
Operating Revenue	8,834.1	8,919.7	1.0
Operating Expenses	6,737.6	7,000.3	3.9
Operating Income	2,096.4	1,919.4	-8.4
Other Income (Expenses)	(617.0)	(453.9)	-26.4
Net Income	1,055.8	1,007.1	-4.6
EBITDA	4,413.9	4,335.3	-1.8
EPS (Rp)	194.3	185.3	-4.6

Balance Sheet as at 30 June 2009 (in Rp billion)

	H108	H109	Change (%)
Total Assets	50,246.1	54,319.3	8.1
Total Liabilities*	33,364.4	36,548.7	9.5
Total Stockholders Equity	16,581.5	17,469.7	5.4

*exclude minority interests

Financial Ratios as at 30 June 2009

	Formula	H108 (%)	H109 (%)
EBITDA Margin	EBITDA/Operating Revenues	50.0	48.6
Interest Coverage	EBITDA/Interest Expense	505.1	506.3
Gross Debt to Equity	Gross Debt /Total Equity	118.7	129.9
Net Debt to Equity	Net Debt / Total Equity	62.2	111.5

H109 Results Highlights

•

Cellular revenue decreased in H109 by 1.3% year-on-year, linked to a 10.9% decrease in the cellular subscriber base: from 32.4 million in H108 to 28.9 million in H109 as the company continues to address calling card type behavior and continues to focus on higher value customers.

•

Revenue from Fixed Data (MIDI) services grew in H109 by 8.5% year-on-year as a result of increased demand, particularly in MPLS, digital data network services, application services, internet services and IPVPN.

•

Fixed Voice (Fixed Telecom) revenue grew in H109 by 7.7% year-on-year, driven mainly by an increase in IDD revenue of 8.5% due to increase in IDD traffic and the depreciation of the Rupiah against the US Dollar.

•

Committed capital expenditure for H109 was Rp5,184.7 billion, with 81% allocated to Cellular; and the balance allocated to Fixed Telecom, Fixed Data, Infrastructure and IT.

H109

OPERATING AND FINANCIAL RESULTS

Jakarta, 27 August 2009.  PT Indosat Tbk (“Indosat” or “the Company”) today releases its consolidated financial statements for H109 which have been independently audited by Purwantono, Sarwoko & Sandjaja: a member of Ernst & Young Global. The financial statements have been prepared in accordance with the Indonesian Generally Accepted Accounting Principles (GAAP).

I. Operating revenue

Operating revenue in H109 stood at Rp8,919.7 billion, an increase of Rp85.6 billion or 1.0% year-on-year [H108: Rp8,834.1 billion].  Indosat’s Cellular, Fixed Data and Fixed Voice businesses contributed to 74%, 16% and 10% of operating revenue.

Cellular revenue decreased in H109 by 1.3% to Rp6,604.7 billion [H108:Rp 6,694.0 billion], linked to a decrease of 10.9% in the subscriber base and a decline in monthly Average Revenue Per User (ARPU). As at 30 June 2009 the Company’s cellular subscriber base totaled 28.9 million: a reduction of 3.5 million subscribers year-on-year, as a result of the continued focus on reducing calling card-type behavior within the subscriber base. ARPU for cellular customers was Rp33,930, a decline of 17.2% year on year due to intensified price competition in the market which began in early 2008 together with the impact of lower interconnection charges which came into effect in April 2008. Minutes of Usage (MOU) decreased to 95.5, (decrease by 2.7%) compared with H108, mainly due to a decrease in off net traffic owing to the success of our on-net promotional tariffs.

Features (SMS, broadband and other value added services) revenue increased 25.4% as a result of an increase of 27.5% in the number of SMSs delivered despite a reduction in SMS tariffs. In addition, the increase also contributed by reclassification of wireless broadband revenues from fixed data business into cellular business.

In line with the Company’s continued focus away from volume, Indosat experienced an expected decline in subscribers during the period. This strategy has seen the company remove 7.6 million calling card type customers from its subscriber base in the first half of 2009, and as a result, increasing the overall percentage of active subscribers on the network, and improving the quality of service offered to customers. The company defines calling card customers as the customers who never add credits to their account.

Fixed Data (MIDI) revenue grew in H109 by 8.5% year-on-year to Rp1,396.5 billion [H108: Rp1,286.9 billion].  This increase was due primarily to an increase in demand for IPVPN, MPLS, application service, internet services and digital data network services from corporate customers.

Fixed Voice (Fixed Telecom) revenue increased in H109 by 7.7% year-on-year to Rp918.5 billion [H108: Rp853.2 billion].  This growth was due to an increase in international call (IDD) revenue as a result of increase in IDD traffic and the depreciation of the Rupiah against the US Dollar, particularly linked to revenue from incoming calls originating in US Dollars.

II. Operating expenses

Operating expenses:  Rp7,000.3 billion, an increase of Rp262.6 billion or 3.9% year-on-year. Much of this increase resulted from an increase in the Cost of Services line.

Cost of Services: Rp3,172.8 billion: an increase of Rp355.7 billion or 12.6% on H108. This increase resulted from increases in the cost of utilities sites, rental sites, government levies and leased circuits as a result of network expansion. Government levies related to frequency fees including the annual 3G license payment, USO and concession fees.

Depreciation and Amortization: Rp2,415.9 billion: an increase of Rp98.5 billion or 4.2% on H108. The increase in depreciation expenses was due to an increase in cellular equipment, building & leasehold improvement and transmission & cross connection.

Personnel expenses: Rp693.6 billion: a decrease of Rp116.1 billion or 14.3% on H108. The decline was driven by a decrease in pension contributions, bonus and income tax (due to a decrease in the effective tax rate).

Marketing expenses: Rp381.0 billion: a decrease of Rp50.7 billion or 11.7% on H108, due to prudent and more targeted marketing campaigns.

Administration & General expenses: Rp337.0 billion: a decrease of Rp24.7 billion or 6.8% on H108, following the implementation of a cost efficiency program to minimize non-operational costs.

III. Other expenses

Other expenses in H109 amounted to Rp453.9 billion: a decrease of Rp163.1 billion or 26.4% on H108, due primarily to increased gains in foreign exchange and lower financing costs.

Gain on Foreign Exchange-Net and Loss on change in fair value of derivatives-Net: Indosat recorded a net gain in H109 on foreign exchange of Rp728.9 billion: an increase of Rp123.9 billion from prior year. The gain was driven primarily by the strengthening of the Rupiah against the US Dollar. Indosat also recorded a net loss on the change in fair value of derivatives in H109 of Rp208.3 billion, compared with a net gain on the change in the fair value of derivatives in H108 of Rp40.9 billion.

Financing costs:  Rp882.6 billion: a decrease of Rp8.6 billion or 1.0% over H108 due to lower interest rates.

Interest income: Rp104.1 billion: a decrease of Rp135.4 billion or 56.5% over H108 resulting from lower average cash balances and lower average interest income rates.

IV. Status of Debt

Total outstanding debt:. As at 30 June 2009, the Company had outstanding debt of Rp22,688.2 billion. The Company has hedging facilities in place totaling USD509.0 million or 51.0% of the Company’s USD denominated bonds and loans. The Company’s cash position as at 30 June 2009 stood at Rp3,215.3 billion with net debt standing at Rp19,472.9 billion. Indosat’s debt is comprised of Rp12,592.5 billion in loans and Rp10,095.7 billion in bonds representing 55.5% and 44.5% of total debt respectively. In terms of currency 55.4% is denominated in Rupiah and the remaining 44.6% is denominated in USD.

V. Network Development

Cellular Network: In the first 6-months of 2009, the Company installed 1,266 new BTSs and as at 30 June 2009, the total number of BTSs stood at 15,428, including 2G and 3G BTSs. Indosat cellular coverage now reaches all 33 provinces in Indonesia as well as 429 regencies (or 97.5% of total regencies) and 3,747 districts (or 69.7% of total districts).

As at 30 June	2008	2009	Additional
Base Stations (BTS)	12,064	15,428	3,364
Base station controllers	247	310	63
Mobile switching centers	70	93	23

VI. Marketing Activities

Cellular

In April 2009, Indosat launched the BlackBerry Storm in a bundling promotion, which included a bonus of 100 free on net voice minutes and 100 free SMS.

In May 2009, Indosat launched a new Balance Transfer from prepaid (IM3 and Mentari) customers and from postpaid (Matrix) to other Indosat prepaid customers.

In June 2009, Indosat launched Mentari Obral Obrol which offers customers the opportunity to enjoy 60 minutes of on net calls for a price of Rp.1,000,-.  Customers can enjoy this promotion by registering with the network for the offer on a daily basis.

In June 2009, Indosat launched IM3 Liburan Online which offers internet access for only Rp1/Kb. With this offering, customers can browse the internet, download materials, access their Facebook accounts and chat online during the holiday season.

In June 2009, Indosat launched weekly BlackBerry services for IM3 customers during the holiday season for Rp30,000/week.

Fixed Data (MIDI)

In April 2009, in response to demand from corporate users, Indosat introduced a new pricing scheme for Indosat Dedicated Internet Access (I-DIA) service with Premium class of service. The new pricing is aimed at maintaining both existing customers and acquiring new ones.

In June 2009, Indosat launched 2 categories of Internet Network provider (INP) tiered products, which is Premium and Standard INP. These tiered products are aimed at matching the competitiveness level of Indosat INP service compared with similar services offered by other operators and enhance market penetration nationwide.

In June 2009, IM2 launched its brand new Internet CDMA product - “TRUFF Mobile” - in corporation with Mobile-8, a CDMA-based cellular operator. This prepaid internet product is based on CDMA-1X network with a maximum speed up to 153 kbps. Subscribers will reload Rp 125.000 per month in order to enjoy an unlimited internet connection anywhere throughout a nationwide CDMA network.

Fixed Voice (Fixed Telecommunications).

In the second quarter of 2009, Indosat added 8 new cities to its existing StarOne coverage. Those additional cities are Palangkaraya, Sukabumi, Cianjur, Subang, Purwakarta, Sumedang, Tasikmalaya and Garut - bringing the total number of StarOne-covered cities to 63. During the period Indosat offered six months free calls to StarOne customers during a promotional period.  Once the promotional period is over, the tariff will be Rp25/minute for local and long distance calls, Rp25 per SMS, Rp25/30sec for calls to GSM local and long distance and Rp99/MB for internet with speeds of up to 153,6 kbps.

Disclaimer Statement

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.  Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

Attachment 1

PT Indosat Tbk and Subsidiaries

Status of Debt

Period to Date Ended June 30, 2009

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bond II	200	2032	Series B Fixed 16% p.a.
Bond III	640	2010	Series B Fixed 12.875% p.a.
Bond IV	815	2011	Fixed 12.0% p.a.
Bond V	2,600	2014 and 2017	Series A Fixed 10.2% p.a. and Series B Fixed 10.65% p.a.
Bond VI	1,080	2013 and 2015	Series A Fixed 10.25% p.a. and Series B Fixed 10.8% p.a.
USD Bond (USD million)
Guaranteed Notes I	234.7	2010	Fixed 7.75% p.a.
Guaranteed Notes II	109.4	2012	Fixed 7.125% p.a.
Sharia Bond (Rp billion)
Syariah Ijarah I	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Sukuk Ijarah II	400	2014	Fixed Ijarah Return amounting to Rp10.20 payable on a quarterly basis
Sukuk Ijarah III	570	2013	Fixed Ijarah Return amounting to Rp14.61 payable on a quarterly basis
IDR Loan (Rp billion)
Mandiri Loan	1,800	2012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
BCA Loan	1,800	2012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
BCA Loan	500	2012	Floating rate based on 3 Month Jibor + 2.25% p.a.
BCA Loan	1,000	2014	Floating rate based on 3 Month Jibor + 4% p.a.
DBS Loan	450	2013	Fixed rate of 9.7% and 10.4% for the first 2 years, floating rate prevailing annual interest rate of 3-months Certificates of Bank Indonesia + 1.5% for the following years
Goldman Sachs	434.3	2013	Fixed annual rate 8.75% times Rp434.3 billion.
International ("GSI")			Fixed annual rate 6.45% times US$50 million if GSI exercise its option on the beginning of 5th year.
USD Loan (USD million)
Finnish Export Credit Facility	15.2	2011	Fixed 4.15% p.a.
HSBC France - Coface	117.0	2019	Fixed 5.69% p.a
9 - Year Commercial Facility	27.0	2016	Floating rate based on U.S. Libor + 1.45% p.a.
HSBC France - Sinosure	44.2	2019	Floating rate based on U.S. Libor + 0.35% p.a.
Syndicated USDLoan Facility	450.0	2013	Floating rate based on 6m US Libor + 1.85% p.a.
LINTASARTA
IDR Bond (Rp billion)
Limited Bond	42.0*	2012	Floating maximum 19.00% p.a. and minimum 12.75% p.a.
IDR Loan (Rp billion)
Facility 5 from Niaga	34.9	2011	Annual rate of 1-month Certificate of Bank Indonesia + 2.25% p.a.
Facility 6 from Niaga	10.2	2012	Fixed 14.5% p.a

*After elimination of limited bonds issued to the Company

Attachment 2

PT INDOSAT Tbk AND SUBSIDIARIES

KEY OPERATIONAL DATA

FOR THE SIX MONTHS ENDED JUNE 30, 2008 & 2009

Description	Unit	YTD	YTD	Growth
		Ended	Ended
		30 June 2008	30 June 2009
		1	2	3=(2-1)/1
CELLULAR
Prepaid	subs	7,668,491	(7,735,956)	-200.9%
Postpaid	subs	173,523	82,550	-52.4%
Total Net Additions	subs	7,842,014	(7,653,406)	-197.6%

Prepaid	subs	31,613,922	27,855,077	-11.9%
Postpaid	subs	773,514	1,001,757	29.5%
Total Cellular Subscribers	subs	32,387,436	28,856,834*	-10.9%

ARPU Prepaid	Rp	36,626	30,000	-18.1%
ARPU Postpaid	Rp	202,724	182,593	-9.9%
ARPU Blended	Rp	40,967	33,930	-17.2%
BTS (2G & 3G)	Unit	12,064	15,428	27.9%
MOU Blended	Minutes	98.1	95.5	-2.7%

Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	45,634	46,028	0.9%
Domestic High Speed Leased Circuit	cct/64k	99,017	165,213	66.9%
Satellite Transponder Leased (external usage)	# transp	26.4	16.3	-38.3%
Datacom
International High Speed Leased Circuit	cct/64k	991	1,064	7.4%
Domestic High Speed Leased Circuit	cct/64k	11,787	18,053	53.2%
Frame Relay	port	642	400	-37.7%
IPVPN	cct/64k	11,327	15,698	38.6%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	897	888	-1.0%
Frame Relay	access	4,496	4,382	-2.5%
VSAT	terminal	2,133	2,936	37.7%
IPVPN	link	5,103	6,347	24.4%

IM2
Internet Dial Up	user	16,068	10,839	-32.5%
Internet Dedicated	link	1,238	1,002	-19.1%
IPVPN	link	498	498	0.0%

IDD
Outgoing Traffic	min	215,744,728	244,467,260	13.3%
Incoming Traffic	min	669,624,616	754,171,529	12.6%
Total Traffic	min	885,369,344	998,638,789	12.8%
I/C Ratio	-	3.1	3.1	0.0%

Fixed Wireless
Prepaid	subs	750,628	509,419	-32.1%
Postpaid	subs	44,805	65,065	45.2%
Total Subscribers	subs	795,433	574,484	-27.8%

ARPU Prepaid	Rp	22,808	22,910	0.4%
ARPU Postpaid	Rp	107,384	69,296	-35.5%
ARPU Blended	Rp	27,394	27,996	2.2%

EMPLOYEES
Indosat and its subsidiaries	person	7,639	7,238	-5.2%
(including non permanent employees)
*Include 427,187 wireless broadband customers

Attachment 3

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

SIX MONTHS ENDED JUNE 30, 2009

WITH COMPARATIVE FIGURES IN 2008 (UNAUDITED)

(Expressed in Billions of Indonesian Rupiah and Millions of U.S.Dollars, except Share Data)

DESCRIPTION				Growth (2)
	Six Months
	Ended June 30
	2008	2009
	Rp	Rp	US $ (1)

OPERATING REVENUES
Cellular	6,694.0	6,604.7	645.9	-1.3%
Multimedia, Data Communication, Internet ("MIDI")	1,286.9	1,396.5	136.6	8.5%
Fixed Telecommunication	853.2	918.5	89.8	7.7%
TOTAL OPERATING REVENUES	8,834.1	8,919.7	872.3	1.0%

OPERATING EXPENSES
Cost of services	2,817.1	3,172.8	310.3	12.6%
Depreciation & amortization	2,317.4	2,415.9	236.3	4.2%
Personnel	809.7	693.6	67.8	-14.3%
Marketing	431.7	381.0	37.3	-11.7%
Administration and general	361.7	337.0	33.0	-6.8%
TOTAL OPERATING EXPENSES	6,737.6	7,000.3	684.6	3.9%

OPERATING INCOME	2,096.4	1,919.4	187.7	-8.4%

OTHER INCOME (EXPENSES)
Gain on foreign exchange - net	123.9	728.9	71.3	488.1%
Interest income	239.5	104.1	10.2	-56.5%
Financing cost	(891.2)	(882.6)	(86.3)	-1.0%
Gain (loss) on change in fair value of derivatives - net	40.9	(208.3)	(20.4)	-609.3%
Amortization of goodwill	(113.3)	(118.1)	(11.6)	4.3%
Others - net	(16.9)	(77.9)	(7.6)	361.6%
TOTAL OTHER EXPENSES - Net	(617.0)	(453.9)	(44.4)	-26.4%

INCOME BEFORE INCOME TAX	1,479.4	1,465.5	143.3	-0.9%

INCOME TAX BENEFIT (EXPENSE)
Current	(454.5)	(321.8)	(31.5)	-29.2%
Deferred	45.0	(109.8)	(10.7)	-343.8%
TOTAL INCOME TAX BENEFIT (EXPENSE) - Net	(409.5)	(431.6)	(42.2)	5.4%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
OF SUBSIDIARIES	1,070.0	1,033.9	101.1	-3.4%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(14.1)	(26.8)	(2.6)	89.5%

NET INCOME	1,055.8	1,007.1	98.5	-4.6%

BASIC EARNINGS PER SHARE	194.30	185.33	0.02	-4.6%

BASIC EARNINGS PER ADS (50 B shares per ADS)	9,715.05	9,266.33	0.91	-4.6%

'(1) Translated into U.S. dollars using Rp10,225 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

'(2) Percentage changes may vary due to rounding.

Attachment 4

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2009

DENGAN ANGKA PERBANDINGAN TAHUN 2008 (TIDAK DIAUDIT)

(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)

DESCRIPTION
	2008	2009
	Rp	Rp	US$ (1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	9,377.9	3,215.3	314.5
Short-term investments - net of allowance	-	-	-
Accounts receivable - net of allowance
Trade
Related parties	64.6	114.5	11.2
Third parties	1,084.5	1,267.9	124.0
Others	11.0	16.3	1.6
Inventories	188.7	243.8	23.8
Derivative assets	128.5	430.7	42.1
Advances	47.1	48.1	4.7
Prepaid taxes	702.3	831.1	81.3
Prepaid expenses	540.8	851.7	83.3
Other current assets	57.8	32.7	3.2
Total Current Assets	12,203.2	7,052.1	689.7

NON-CURRENT ASSETS
Due from related parties - net of allowance	14.3	33.4	3.3
Deferred tax assets - net	90.8	75.0	7.3
Investment in associated companies - net of allowance	0.3	0.7	0.1
Other long-term investments - net of allowance	2.7	2.7	0.3
Property and equipment - net	34,433.5	43,599.9	4,264.0
Goodwill and other intangible assets - net	2,200.0	1,924.7	188.2
Long-term receivables	75.2	68.4	6.7
Long-term prepaid pension - net of current portion	184.3	168.5	16.5
Long-term advances	383.8	569.8	55.7
Others	657.9	824.0	80.6
Total Non-current Assets	38,042.9	47,267.2	4,622.7

TOTAL ASSETS	50,246.1	54,319.3	5,312.4

'(1) Translated into U.S. dollars using Rp10,225 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

DESCRIPTION
	2008	2009
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOKDERS' EQUITY

CURRENT LIABILITIES
Accounts payable - trade
Related parties	4.0	55.1	5.4
Third parties	522.1	583.9	57.1
Dividend payable	1,028.6	948.7	92.8
Procurement payable	7,036.0	7,115.4	695.9
Taxes payable	356.7	397.0	38.8
Accrued expenses	1,540.8	1,251.2	122.4
Unearned income	783.7	808.9	79.1
Deposits from customers	63.4	32.6	3.2
Derivative liabilities	25.0	198.2	19.4
Current maturities of :
Loans payable	548.6	854.2	83.5
Bonds payable	1,916.4	-	-
Other current liabilities	71.7	43.0	4.2
Total Current Liabilities	13,896.9	12,288.3	1,201.7

NON-CURRENT LIABILITIES
Due to related parties	18.3	53.7	5.3
Deferred tax liabilities - net	1,441.8	1,418.9	138.8
Loans payable - net of current maturities
Related parties	1,795.5	1,593.8	155.9
Third parties	3,831.0	10,144.5	992.1
Bonds payable - net of current maturities	11,593.2	10,095.7	987.4
Other non-current libilities	787.6	953.7	93.3
Total Non-Current Liabilities	19,467.5	24,260.4	2,372.7

TOTAL LIABILITIES	33,364.4	36,548.7	3,574.3

MINORITY INTEREST	300.2	300.9	29.5

STOCKHOLDERS' EQUITY
Capital stock	543.4	543.4	53.1
Premium on capital stock	1,546.6	1,546.6	151.3
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	404.1	39.5
Difference in foreign currency translation	8.2	5.5	0.5
Retained Earning
Appropriated	100.7	119.5	11.7
Unappropriated	12,923.0	13,843.5	1,353.9
Net income for this period	1,055.8	1,007.1	98.5
Total Retained Earning	14,079.5	14,970.0	1,464.1
Total Stockholders' Equity	16,581.5	17,469.7	1,708.5
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	50,246.1	54,319.3	5,312.4

'(1) Translated into U.S. dollars using Rp10,225 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

Attachment 5

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2009

WITH COMPARATIVE FIGURES IN 2008 (UNAUDITED)

(Expressed in Billions of Indonesian Rupiah and Millions of U.S.Dollars)

Description	2008	2009
	Rp	Rp	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers	8,753.0	8,819.4	862.5
Interest income	232.8	109.8	10.7
Refund of taxes	25.4	84.7	8.3

Cash paid for:
Employees, suppliers and others	(4,741.4)	(4,452.0)	(435.4)
Financing cost	(829.7)	(728.7)	(71.3)
Taxes	(547.6)	(516.6)	(50.5)
Swap cost from cross-currency swap contracts	(58.9)	(62.8)	(6.1)
Interest rate swap contracts paid	-	(10.3)	(1.0)
Net Cash Provided by Operating Activities	2,833.6	3,243.5	317.2

CASH FLOWS FROM INVESTING ACTIVITIES
Dividend income received from long-term investment	17.8	7.1	0.7
Proceeds from sale of property and equipment	0.1	1.9	0.2
Acquisition of property and equipment	(3,748.8)	(6,986.7)	(683.3)
Additional advances for purchase of property and equipment	-	(113.8)	(11.1)
Acquisition of intangible assets	(4.9)	(11.6)	(1.1)
Proceeds from sale of short-term investment	1.3	-	-
Net Cash Used in Investing Activities	(3,734.5)	(7,103.1)	(694.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	540.5	1,510.2	147.7
Repayment of long-term loans	(44.1)	(105.2)	(10.3)
Swap cost from cross-currency swap contracts	(29.2)	(29.4)	(2.9)
Repayment of bonds payable	-	(14.5)	(1.4)
Decrease (increase) in restricted cash and cash equivalents	2.0	(11.6)	(1.1)
Cash dividend paid by subsidiaries to minority interest	(2.5)	(5.6)	(0.5)
Proceeds from bonds payable	1,650.0	-	-
Settlement from cross-currency swap contract	109.1	-	-
Net Cash Provided by Financing Activities	2,225.8	1,344.1	131.4

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,324.9	(2,515.5)	(246.0)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,053.0	5,737.9	561.2

BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS OF LIQUIDATED SUBSIDIARY	-	(7.0)	(0.7)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9,377.9	3,215.3	314.5

H1-09 Results